March 24, 2017
VIA EDGAR
Securities and Exchange Commission 450 Fifth Street, N.W. Washington, DC 20549-3628 Attention: Nicholas P. Panos

Re:	Consolidated-Tomoka Land Co. ("the Company")
Preliminary Proxy Statement on Schedule 14A
PREC14A filing made on March 10, 2017 by Wintergreen Advisers, LLC et al.
File Number: 001-11350

Dear Mr. Panos:
I received your letter dated March 24, 2017 setting forth your comments on the Proxy Statement filed by Wintergreen Fund, Inc., Wintergreen Partners Fund, LP, Wintergreen Partners Offshore Master Fund, Ltd., and Wintergreen Advisers, LLC (collectively, the "Wintergreen Entities," and together with David J. Winters, Elizabeth N. Cohernour, Evan H. Ho and Edward W. Pollock, "Wintergreen").  The comments and Wintergreen's responses to the comments are discussed below.
PRRN14A filing made on March 22, 2017
1.
The EDGAR header tag used to identify the filing designates the proxy statement as being a revised version of a preliminary proxy statement, but the cover page of Schedule 14A shows a box selection indicating that the proxy statement was filed in definitive form. The title of the document on page 5 also has been changed to "Definitive Proxy Statement" and legends that previously appeared in the Preliminary Proxy Statement and form of proxy card formerly identifying the document as preliminary and subject to completion have been removed. Please advise us whether or not the proxy statement has been filed in preliminary or definitive form, and if preliminary, the legal basis upon which Wintergreen concluded that compliance with Rule 14a-6(e)(1) was no longer required.

Wintergreen has revised the Proxy Statement accordingly.  Specifically, Wintergreen has clarified that the Proxy Statement is being filed in preliminary form.  Please see the amended Preliminary Proxy Statement at pages 1 and 5.
2.
Please refer to the following statement: "If Wintergreen Advisers, LLC was interested in a fire sale of the Company, it would have accepted the Company's offer to buy the Common Stock held by Wintergreen Advisers, LLC's clients." Advise us, with a view toward revised disclosure, whether or not Wintergreen's clients, as distinguished from Wintergreen Advisers, is the beneficial owner entitled to vote in the impending election of directors. In addition, given the "fire sale" characterization, advise us of the referenced offer's terms.

As described in the Proxy Statement, the Wintergreen Funds (as defined in the Proxy Statement) are the beneficial owners of approximately 27.2% of the Company's Common Stock.  Wintergreen has also clarified in the amended Preliminary Proxy Statement that Wintergreen Advisers, LLC's "clients" refer only to the Wintergreen Funds.  This Common Stock may also be deemed to be beneficially owned by Wintergreen Advisers, LLC, the investment manager of the Wintergreen Funds.  As investment manager, Wintergreen Advisers, LLC exercises discretionary trading and voting authority with respect to the assets of the Wintergreen Funds, including the Common Stock of the Company, pursuant to investment management agreements entered into between the respective Wintergreen Funds and Wintergreen Advisers, LLC.  Accordingly, Wintergreen Advisers, LLC is entitled to vote on the impending election of directors at the Company on behalf of the Wintergreen Funds.  Wintergreen has also revised the Proxy Statement to remove reference to a "fire sale".  Please see the amended Preliminary Proxy Statement at page 6.

3.
On page 6 of the Revised Proxy Statement, Wintergreen states Mr. Winters and Ms. Cohernour would manage possible conflicts of interest "in a manner that they believe is fair and equitable to both the Company and its shareholders and to Wintergreen Advisers, LLC's clients."  On page 18 of the Revised Proxy Statement, however, Wintergreen discloses that each of its nominees "would be considered 'independent' under applicable federal securities rules and in accordance with Listing Standards of NYSE Alternext US LLC."  Please reconcile these two statements given the apparent tacit acknowledgement that conflicts of interest could arise, and briefly explain to us why their existence would not jeopardize the determination regarding its nominees' independence as described on page 18.

Wintergreen has indicated that it believes that conflicts of interests between Ms. Cohernour's and Mr. Winter's fiduciary obligations to the Company and its shareholders, on the one hand, and Wintergreen Adviser's clients, on the other hand, will be rare.  However, to the extent that such conflicts were to arise, Wintergreen does not believe that such conflicts would preclude the Wintergreen Nominees from being "independent" within the meaning of both Rule 10A-3 promulgated under the Exchange Act of 1934, as amended, as well as under Section 303A.02.   Specifically under Rule 10A-3 of the Exchange Act, no Wintergreen Nominee has or intends to accept, directly or indirectly, any consulting, advisory or other compensation fee from the Company and is not an affiliated person of the issuer.  In addition, for purposes of Section 303A.02, none of the Wintergreen Nominees has, within the past three years, (i) been a  director, employee or officer, or an immediate family member of such a person, of the Company; received more than $120,000 (or any lesser amount) of compensation from the Company; (iii) is not a current partner, employee or family member of a partner or employee of, the Company's audit firm; (iv) employed as an executive officer of any other company where any of the CTO's executive officers at the same time served on such company's compensation committee; or (v) a current employee, executive officer or family member of such person whom has made payments to, or has received payments from, the Company for property or services in excess of $1 million or 2% (or any lesser amount) of such other company's consolidated gross revenue.   As the New York Stock Exchange has recognized in the Commentary contained in the Listed Company Manual to Section 303A.02, "[h]owever, as the concern is independence from management, the Exchange does not view ownership of even a significant amount of stock, by itself, as a bar to an independence finding."
4.
Page 6 of Wintergreen's revised proxy statement states that "the only way to ensure a vote on all four proposals is by voting the GREEN proxy card." This statement contravenes Rule 14a-9 because it suggests that voting CTO's proxy card will deprive shareholders of the opportunity to vote on all matters. Accordingly, this statement should be revised or deleted.

Wintergreen has revised the Proxy Statement accordingly.  Specifically, Wintergreen has clarified that voting the green card is the only way to vote for the Wintergreen Nominees.  Please see the amended Preliminary Proxy Statement at pages 6 and 12.
Form of Proxy
5.
In order to fulfill their disclosure obligations under Rule 14a-4(e), the participants should affirmatively disclose in the form of proxy and/or the proxy statement that the shares represented by the proxies will be voted as instructed. Please revise or advise.

Wintergreen has revised the Green Proxy Card accordingly.  Specifically, Wintergreen has indicated that the shares represented by the proxies will be voted as instructed.  Please see the amended Proxy Card.

Please do not hesitate to contact me at (973) 263-2603 or liz@wintergreen.com should you have any questions or comments.

Very truly yours,

Elizabeth N. Cohernour